HNI Corporation  408 East Second Street, Muscatine, Iowa 52761, Tel 563 272 7400, Fax 563 272 7347, www.hnicorp.com

    January 16, 2008

Ms. Jennifer Gowetski VIA EDGAR AND FEDERAL EXPRESS Attorney - Advisor U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 4651 100 F Street, N.E. Washington, D.C. 20549

Re: HNI Corporation Definitive Schedule 14A Filed on March 23, 2007 File No. 001-14225
Dear Ms. Gowetski:

We have received your letter dated January 4, 2008 and are carefully reviewing your comments.  Your letter requested that we respond to your comments by January 18, 2008.  We propose to submit our response on or before January 25, 2008.

We hope that this timeline for providing our response will sufficiently meet your expectations.  Please contact me at (563) 272-7147 if you have any questions.

Sincerely,
Jeffrey D. Lorenger
Vice President, General Counsel and Secretary